Exhibit 99.1

Bitdeer Announces August 2023 Operations Updates

Singapore, September 7, 2023 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for the cryptocurrency mining community, today announced its unaudited mining and operations updates for August 2023.

Linghui Kong, Chief Executive Officer of Bitdeer, commented, “During August, we continued to deliver on our commitment to diversify and scale our global mining business, as our Gedu Datacenter entered full operations with approximately 30,000 mining machines energized. This represents a major milestone in our infrastructure expansion, boosting our aggregate electrical capacity by 100MW and adding approximately 3.3EH/s to our proprietary hash rate. Our development initiatives are already bearing fruit, as we mined 383 Bitcoins through our self-mining business in August, representing annual and monthly increases of 124.0% and 74.1%, respectively. Meanwhile, we curtailed the power usage at our mining datacenter in Texas to help stabilize Texas’ electric power grid in response to the state’s extreme heat in August, through which we continued to earn power credits. Going forward, we will continue to prudently execute on our operational and infrastructure strategies to generate long-term shareholder value.”

The Company primarily operates three distinct business lines:
•	Self-mining refers to cryptocurrency mining for the Company’s own account, which allows it to directly capture the high appreciation potential of cryptocurrency.
•	Hash Rate Sharing currently primarily includes Cloud Hash Rate, in which the Company offers hash rate subscription plans and shares mining income with customers under certain arrangements.
•	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.

Operations Update

Metrics	August 2023	July 2023	August 2022
Total hash rate under management[1] (EH/s)	21.3	20.6	12.2
- Proprietary hash rate[2]	8.7	7.9	4.3
• Self-mining	7.2	3.8	2.5
• Cloud Hash Rate	1.5	1.6	1.8
• Delivered but not yet energized	-	2.5	-
- Hosting	12.6	12.7	7.9
Mining machines under management	221,000	215,000	139,000
- Self-owned[3]	92,000	85,000	55,000
- Hosted	129,000	130,000	84,000
Aggregate electrical capacity[4] (MW)	895	795	689
Bitcoin mined (self-mining only)[5]	383	220	171

1 Total hash rate under management as of August 31, 2023 across the Company’s primary business lines: Self-mining, Cloud Hash Rate and Hosting.

2 Proprietary hash rate as of August 31, 2023 increased by approximately 0.8 EH/s from 7.9 EH/s as of July 31 2023, primarily attributable to the arrival of approximately 7,000 additional mining machines at the Company’s Gedu mining datacenter in Bhutan (the “Gedu Datacenter”). As of the end of August, the Gedu Datacenter’s entire 100MW electrical capacity had been deployed. Approximately 30,000 newly-purchased mining machines at the Gedu Datacenter have been fully energized and are under stable operation, providing a total hash rate of approximately 3.3 EH/s for the Company’s self-mining business.

3 Self-owned mining machines are for the Company’s self-mining business and Cloud Hash Rate business.

4 Aggregate electrical capacity across six mining datacenters increased by 100MW from July 31, 2023, to 895MW as of August 31, 2023.

5 Bitcoin mined in August 2023 increased by 124.0% compared to August 2022. Bitcoin mined in August 2023 increased by 74.1% compared to July 2023, primarily attributable to the energization and full operation of the Gedu Datacenter by the end of August. The Company generally does not hold cryptocurrencies obtained through its self-mining business, and promptly converts them into fiat currency.

Infrastructure Update

The Company’s Gedu Datacenter was energized and became fully operational in August 2023. The Gedu Datacenter contributes an additional 100MW to the Company’s aggregate electrical capacity and supports the operation of approximately 30,000 mining machines that supply approximately 3.3EH/s to the Company’s proprietary hash rate. The Gedu Datacenter is the Company’s first datacenter in Asia and operates at carbon neutrality thanks to Bhutan’s abundant hydroelectric power generation.

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for the cryptocurrency mining community headquartered in Singapore. Bitdeer has committed to providing comprehensive digital asset mining solutions for its customers. Bitdeer handles complex processes involved in mining such as miner procurement, transport logistics, mining datacenter design and construction, mining machine management and daily operations. Bitdeer has mining datacenters deployed in the United States, Norway, and Bhutan. To learn more, visit https://ir.bitdeer.com/.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Contacts

Investor Relations
Robin Yang, Partner
ICR, LLC
Email: Bitdeer.ir@icrinc.com
Phone: +1 (212) 537-5825

Public Relations
Brad Burgess, SVP
ICR, LLC
Email: Bitdeer.pr@icrinc.com
Phone: +1 (212) 537-4056